UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the March 9, 2024 Extraordinary General Meeting

Bon Natural Life, a Cayman Islands company (the “Company”), held its extraordinary general meeting of the shareholders of the Company (the “Meeting”) on March 9, 2024, at 10:00 a.m. (Beijing time) at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China. Holders of a total of 7,719,888 ordinary shares voted at the meeting and therefore constituted a quorum as of the record date of February 21, 2024. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Share Consolidation (Reverse Split)

To approve a reverse split (a “share consolidation” under Cayman Islands law) at a ratio of one (1) ordinary share for every ten (10) ordinary shares issued and outstanding (the “Reverse Split”), resulting in every ten (10) issued and outstanding ordinary shares to be consolidated into one (1) ordinary share and any fractional shares resulting from the Reverse Split to be rounded to the next whole share, with the corresponding reduction of the authorized share capital of the Company from 450,000,000 ordinary shares, and 50,000,000 preference shares, par value of US$0.0001 each, to 45,000,000 ordinary shares and 5,000,000 preference shares, par value of US$0.001 each.

This proposal was approved as follows:

For	Against	Abstain
7,219,888	500,000	0

2. Increase of Authorized Shares

To approve an increase of the Company’s authorized share capital (the “Authorized Share Increase”) from 45,000,000 ordinary shares and 5,000,000 preference shares, par value $0.001 each to 270,000,000 authorized ordinary shares and 30,000,000 authorized preference shares, par value US$0.001 each, to become effective immediately after the Reverse Split takes effect.

This proposal was approved as follows:

For	Against	Abstain
7,219,888	500,000	0

3. Second Amended and Restated Memorandum and Articles of Association

To approve and adopt the Second Amended and Restated Memorandum and Articles of Association (the “Second Amended M&A”), a copy of which is filed hereto as Exhibit 3.1, in its entirety and substitution for the existing amended and restated memorandum and articles of association of the Company; and that the Second Amended M&A to become effective immediately upon filing by the registered office provider of the Company with the Registrar of Companies of the Cayman Islands.

This proposal was approved as follows:

For	Against	Abstain
7,219,888	500,000	0

4. Adoption of the 2024 Equity Incentive Plan

To approve the adoption of the Bon Natural Life Limited 2024 Equity Incentive Plan (the “2024 Plan”), a copy of which is filed herewith as Exhibit 4.1, effective immediately, pursuant to which, and subject to approval from the Compensation Committee of our Board of Directors, the Company will be permitted to grant stock options, restricted stock, restricted stock units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified officers, directors, and employees. The maximum number of shares which may be issued or issuable under the 2024 Plan, at any given time, is limited to 20% of our issued and outstanding ordinary shares on a fully diluted basis.

This proposal was approved as follows:

For	Against	Abstain
7,719,888	0	0

The information contained in this Report on Form 6-K and Exhibits 3.1 and 4.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Current Report on Form 6-K filed by the Registrant on February 23, 2024)
4.1	2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant on February 23, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer